EXHIBIT A
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
20/20 Biolabs, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 20/20 Biolabs, Inc. (formerly 20/20 GeneSystems, Inc.) (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

dbb*mckennon*
San Diego, California
April 30, 2025
We have been the Company's auditor since 2018.

20/20 BIOLABS, INC.
(FORMERLY 20/20 GENESYSTEMS, INC.)
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	1,784,009	$	4,089,461
Accounts receivable, net		135,272		68,834
Inventory		47,164		60,668
Prepaid expenses		67,780		81,469
Total current assets		2,034,225		4,300,432
License agreement, net		293,643		316,143
Property and equipment, net		116,669		244,203
Intangible assets, net		205,529		210,386
Right of use assets – operating		772,385		933,394
Prepaid royalty		106,430		150,000
Deferred offering costs		-		148,387
Other assets		55,527		64,883
Total assets	$	3,584,408	$	6,367,828
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	372,303	$	360,279
Accrued liabilities		346,622		232,685
Deferred revenue		470,451		254,871
Lease liability – current – operating		165,702		163,788
Total current liabilities		1,355,078		1,011,623
Long-term liabilities:				
Convertible notes payable, net of unamortized debt discount		-		229,164
Deferred revenue – long-term		50,000		-
Lease liability – long term – operating		673,848		839,549
Total long-term liabilities		723,848		1,068,713
Total liabilities		2,078,926		2,080,336
Commitments and contingencies (Note 8)		-		-
Stockholders' equity:				
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $2,598,350		8,464		8,464
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $1,999,998		6,515		6,515
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $1,442,231		4,424		4,424
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $5,194,349		14,715		14,715
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $5,297,776		12,043		12,043
Series D preferred stock, $0.01 par value; 936,329 authorized; 62,441 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively; liquidation preference of $362,169		624		-
Common stock, $0.01 par value; 50,000,000 authorized; 4,823,125 and 4,773,128		48,231		47,731

20/20 BIOLABS, INC.
(FORMERLY 20/20 GENESYSTEMS, INC.)
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

shares issued and outstanding as of December 31, 2024 and 2023, respectively		
Subscription receivable	(28,734)	-
Additional paid-in capital	30,522,598	28,150,331
Accumulated deficit	(29,083,398)	(23,956,731)
Total stockholders' equity	1,505,482	4,287,492
Total liabilities and stockholders' equity	$ 3,584,408	$ 6,367,828

See accompanying notes to the financial statements

20/20 BIOLABS, INC.
(FORMERLY 20/20 GENESYSTEMS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Revenues	$ 1,752,343	$ 1,424,304
Cost of revenues	1,373,432	1,315,166
Gross profit	378,911	109,138
Operating expenses:		
Sales, general and administrative	4,454,787	5,061,450
Research and development	1,160,181	1,409,150
Loss on impairment of fixed assets	16,356	209,073
Total operating expenses	5,631,324	6,679,673
Operating loss	(5,252,413)	(6,570,535)
Other income (expense):		
Interest expense	(12,646)	(27,915)
Interest income	79,467	209,150
Other income (expense)	58,925	(2,009)
Total other income (expense)	125,746	179,226
Provision for income taxes	-	-
Net loss	$ (5,126,667)	$ (6,391,309)
Basic and diluted net loss per common share	$ (1.07)	$ (1.34)
Weighted-average common shares outstanding, basic and diluted	4,800,524	4,768,799

See accompanying notes to the financial statements

20/20 BIOLABS, INC.
(FORMERLY 20/20 GENESYSTEMS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2022	-	$ -	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,764,811	$47,648	$26,845,879	-	$(17,565,422)	$9,374,266
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,303,952	-	-	1,303,952
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-	8,317	83	500	-	-	583
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,391,309)	(6,391,309)
Balance, December 31, 2023	-	$ -	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,773,128	$47,731	$28,150,331	$ -	$(23,956,731)	$4,287,492
Stock option expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,751,098	-	-	1,751,098
Issuance of series D preferred	62,441	624	-	-	-	-	-	-	-	-	-	-	-	-	321,443	(28,734)	-	293,333
Debt converted to common stock	-	-	-	-	-	-	-	-	-	-	-	-	49,997	500	241,311	-	-	241,811
Officer forgiveness of accrued compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	58,415	-	-	58,415
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,126,667)	(5,126,667)
Balance, December 31, 2024	62,441	$624	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,823,125	$48,231	$30,522,598	$(28,734)	$(29,083,398)	$1,505,482

See accompanying notes to the financial statements

20/20 BIOLABS, INC.
(FORMERLY 20/20 GENESYSTEMS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

		2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(5,126,667)	$	(6,391,309)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		116,035		140,416
Stock based compensation		1,751,098		1,303,952
Amortization of license fees		22,500		24,786
Amortization of ROU assets, net of liabilities		(2,778)		2,091
Amortization of debt discount		4,979		5,208
Loss on impairment of fixed assets		16,356		209,073
Changes in operating assets and liabilities:				
Accounts receivable		(66,438)		696,090
Inventory		13,504		26,406
Prepaid expenses and other assets		215,002		66,371
Accounts payable		12,025		(104,003)
Related party payable		-		2,699
Interest payable		7,667		16,710
Accrued liabilities		172,352		(417,110)
Deferred revenue		265,580		(61,351)
Net cash used in operating activities		(2,598,785)		(4,479,971)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		-		(9,383)
Acquisition of license agreement and patent cost		-		(34,381)
Net cash used in investing activities		-		(43,764)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from series D preferred stock		293,333		-
Deferred offering costs		-		(148,387)
Principal payments on financing lease liabilities		-		(46,575)
Proceeds from exercise of warrant		-		583
Net cash provided by (used in) financing activities		293,333		(194,379)
Decrease in cash and cash equivalents		(2,305,452)		(4,718,114)
Cash and cash equivalents, beginning of year		4,089,461		8,807,575
Cash and cash equivalents, end of year	$	1,784,009	$	4,089,461
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Non-cash disclosures of cash flow information:				
Conversion of convertible notes payable and accrued interest to common stock	$	241,811	$	-
Subscription receivable - Issuance of series D preferred	$	28,734	$	-
Officer forgiveness of accrued compensation	$	58,415	$	-

See accompanying notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 Biolabs, Inc. (20/20 GeneSystems, Inc.) (the "Company"), founded in May 2000, is a commercial stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company's cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company's legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

To increase its menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021, the Company established its Clinical Laboratory Innovation Accelerator ("CLIAx"), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in the Company's CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel.

Management Plans

The Company had incurred operating losses since its inception up to December 31, 2020; however, the Company experienced profitability from January 1, 2021 through December 31, 2022 from revenue generated from COVID-19 testing. With the winding down and lifting of the government funding of COVID-19 testing reimbursement, the Company incurred operating losses for 2024 and 2023. Historically during the years of losses, the Company has relied on debt and equity financing for working capital. The Company expects to fund its operations through cash on hand, increased revenue from operations, planned reductions in spending, and the remaining capital raised through its planned Regulation CF offering and institutional financing in the form of a convertible bond.

Based on the Company's plans, management believes the doubt regarding the Company's ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets and stock-based compensation.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

Reclassifications

The Company has reclassified, combined or separately disclosed certain amounts in the prior years' financial statements and accompanying footnotes to conform with the current year's presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities and deferred revenue. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

The stock option issuances are considered Level 3 on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility (See Note 9).

Significant Accounting Policies and Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions include revenue recognition, allowances for doubtful accounts, deferred revenue, stock-based compensation and related valuation allowances and impairment of long-lived assets. Actual results could differ from the estimates.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On December 31, 2024, 2023 and 2022, customer accounts receivable totaled $135,272, $68,834 and $764,924, respectively. The payment of consideration related to these third-party receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. For its financial instruments subject to credit risk, consisting of its receivables, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company's customers were to improve, the allowances may be reduced accordingly. An allowance for credit losses of $29,346 is included in accounts receivable at December 31, 2024 and 2023.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of December 31, 2024 and 2023.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets – Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Intangible Assets - License Agreements

In accordance with ASC 730-10-25-2.c, Topic 350-30 paragraph 805-50-30-2, license fees incurred through license agreements for technology supporting specific products to be sold are either expensed or recognized as intangible assets and treated as an asset acquisition when the following criteria are met: (1) the asset is identifiable, (2) the Company has control over the asset, (3) the cost of the asset can be measured reliably, and (4) it is probable that economic benefits will flow to the Company. In accordance with Topic 350-30 paragraph 805-50-30-2, the costs associated with the license agreement are analyzed to determine if they should be capitalized or expensed depending on if an alternative future use can be identified utilizing the technology. If the fees paid are attributed to an alternative future use, then those costs are capitalized and measured by the cash paid to the licensor for the licensing of their technology in accordance with the license agreement. Any costs incurred during the validation of the technology are expensed once incurred. The capitalized license fees are amortized either beginning when the technology is validated internally and is ready to be included within the Company's product offerings over the period covered by the agreement which might include extensions or based on other terms specific to the agreement. Future milestone payments and royalties are expensed when incurred.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. The impairment losses for the years ended December 31, 2024 and 2023 were $16,356 and $209,073 for certain equipment and patent costs, respectively. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The total deferred offering costs at December 31, 2024 and 2023 was $0 and $148,387, respectively.

Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board ("FASB") ASC 260, *Earnings per Share*, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the years ended December 31, 2024 and 2023.

	2024	2023
Weighted average common shares outstanding used in calculating basic earnings per share	4,800,524	4,768,799
Warrants to purchase Common Stock	15,096	47,093
Options to purchase Common Stock	2,979,860	2,394,415
Convertible notes	-	47,302
Series D Preferred Stock	62,441	-
Series C Preferred Stock	1,204,040	1,204,040
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
Dilutive effect excluded from earnings per share	(7,673,159)	(7,104,572)
Weighted average common shares outstanding used in calculating diluted earnings per share	4,800,524	4,768,799

The Company excluded all dilutive securities from the computation of diluted net loss per share the year ended December 31, 2024 and 2023 due to the effects of being anti-dilutive.

Revenue Recognition

In accordance with ASC Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue – The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company's revenue by contract type is as follows:

	For the Years Ended December 31,	
	2024	**2023**
Revenues		
BioCheck	$ 177,283	$ 187,926
OneTest	1,490,881	921,502
COVID-19 PCR Tests	-	250,145
COVID-19 Antibody/Antigen Tests	-	2,375
CLIAx	84,179	62,356
Total revenues	$ 1,752,343	$ 1,424,304

Performance Obligations – Performance obligations for four different types of services are discussed below:

- OneTest – Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in the Company's CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through the Company's online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

- BioCheck – Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers' payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

- COVID-19 Tests:

  - Point-of-Care (POC) Test Kits – Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers' payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

o COVID-19 Lab Tests (PCR) – Revenues from the sale of COVID-19 viral (PCR) tests are recognized when returned nasal swabs are analyzed in the Company's CLIA laboratory and the results are reported to the customer.

- For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers' payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

- For insurance, the Company estimates the amount of consideration it expects to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. The Company relies on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of December 31, 2024, the Company was owed $2,078 from insurance companies. These claims are no longer billable directly to the customer and if not reimbursed by the insurance providers the balance will be written off against the allowance for doubtful accounts.

- CLIAx – Contractually, the Company can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if the Company sells any of the customer's products. As of December 31, 2024, the CLIAx customer is working through its marketing plan and the Company has not yet performed any co-marketing activities and as a result has not sold any CLIAx products or recognized any related revenue.

Contract Liabilities

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of our satisfaction of performance obligations. The deferred revenue for the years ended December 31, 2024, 2023 and 2022 were $520,451, $254,871 and $316,222, respectively, and are related to OneTest and royalties.

The following table provides information about contract liabilities from contracts with our customers.

	Year Ended December 31,	
	2024	2023
OneTest – commercial clients	$ 366,451	$ 254,871
OneTest - individuals	104,000	-
Royalty	50,000	-
Total deferred revenue	$ 520,451	$ 254,871
Less: current	(470,451)	(254,871)
Long-term deferred revenue	$ 50,000	-

Significant changes in the contract liabilities balance during the period are as follows:

	Contract Liabilities
Balance, December 31, 2023	$ 254,871
Non-cancelable contracts with customers entered during the period	1,111,187
Revenue recognized related to non-cancelable contracts with customers during the period	(845,607)
Balance, December 31, 2024	$ 520,451

Seasonality

The Company no longer is affected by patterns of seasonality with the significant decline in COVID-19 testing in the prior year.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $153,936 and $134,824 for the years ended December 31, 2024 and 2023, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company's laboratory tests, algorithms, information technologies, and other intellectual properties. The Company's research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use.   Research and development expense for the year ended December 31, 2024 and 2023 was $1,160,181 and $1,409,150, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $533,944 and $780,127 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, *Compensation – Stock Compensation*. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740, *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of December 31, 2024, and 2023, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of December 31, 2024, approximately 25% of total accounts receivable were due from two sources. As of December 31, 2023, approximately 51% of total accounts receivable were due from two sources. During the year ended December 31, 2024, no revenues were received from one or more sources which attributed to more than 10% of total revenues. During the year ended December 31, 2023, approximately 37% of total revenues were received from one source.

Risks and Uncertainties

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. The revenues in these areas have ceased entirely due the end of the pandemic and emergency funding by the US Government.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2024	December 31, 2023
Office equipment	$ 147,259	$ 147,259
Furniture and fixtures	57,691	57,691
Laboratory equipment	323,524	463,719
Vehicles	40,555	40,555
Leasehold improvements	12,221	12,221
Total property and equipment	581,250	721,445
Less accumulated depreciation	(464,581)	(477,242)
	$ 116,669	$ 244,203

In the year ended December 31, 2024, the Company recorded an impairment charge of $16,356 for certain lab equipment. In the year ended December 31, 2023, the Company performed an impairment analysis of laboratory equipment utilized in COVID-19 testing due to the significant material decrease in revenue and cash flow related to the COVID-19 testing and recorded an impairment charge of $209,073. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. The net book value of this equipment that remained in fixed assets equals $122,056 and continued to be depreciated to research and development costs. As of December 31, 2024 and 2023, we had no PCR testing inventory.

Depreciation expense was $111,178 and $137,018 for the years ended December 31, 2024 and 2023, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
Issued patents (amortized)	$ 31,840	$ 31,840
Unissued patents (unamortized)	207,150	207,150
Software development costs	4,654	4,654
Total patents	243,644	243,644
Less accumulated amortization	(38,115)	(33,258)
	$ 205,529	$ 210,386

Amortization expense for intangible assets was $4,857 and $3,398 for the years ended December 31, 2024 and 2023, respectively. Unissued patents represent the legal fees incurred to file and prosecute patents prior to issuance. The unissued patents are for active pending patents only. Any accumulated legal fees associated with abandoned unissued patents are expensed in the period they are abandoned.

NOTE 5 – FINANCING LEASES

In January 2021, the Company leased certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. The lease was paid off in 2023.

NOTE 6 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $10,676 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

On September 29, 2022, the Company entered into a lease agreement with Abbott Laboratories, Inc. for laboratory equipment (analyzer). The term of the lease commenced on December 1, 2022 and shall expire 84 months thereafter. The monthly rental payments are $1,488 throughout the term of the lease. The Company also has a commitment to purchase $86 thousand of consumables annually during the term of the lease and is in compliance as of December 31, 2024.

Supplemental balance sheet information related to these leases are as follows:

	December 31, 2024
Operating lease right-of-use lease asset	$ 1,242,936
Accumulated amortization	(470,551)
Net balance	$ 772,385
Lease liability – current – operating	165,702
Lease liability – long-term – operating	673,848
Total operating lease liabilities	$ 839,550
Weighted Average Remaining Lease Term – operating leases	51 months
Weighted Average Discount Rate – operating leases	3.8%

Future minimum lease payments under these operating leases as of December 31, 2024, were as follows:

2025	$	204,632
2026		209,767
2027		215,036
2028		220,460
2029		68,293
Total lease payments		918,188
Less imputed interest		(78,638)
Maturities of lease liabilities	$	839,550

Total operating lease expense is recorded in cost of goods sold and selling, general, and administrative expenses in the accompanying statements of operations.

Lease expense for the year ended December 31, 2024 and 2023 was comprised of the following:

	2024	2023
Operating lease expense	$ 196,851	$ 196,851

NOTE 7 – CONVERTIBLE NOTE PAYABLE

On August 15, 2022, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company offered convertible promissory notes. In 2022, the Company issued convertible promissory notes in the aggregate principal amount of $213,010. The notes bear interest at rates ranging from 6% to 11.10%, cannot be prepaid without a majority investor vote and are due and payable twenty-four (24) months after the date of issuance. The notes are unsecured, contain customary events of default and are convertible into Common Stock as follows:

- In the event that the Company issues and sells Common Stock or Preferred Stock to investors in a transaction or series of transactions resulting in gross proceeds of at least $100,000, excluding debt or the issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition (a "Qualified Financing"), then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by such investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes);

- In the event the Company completes an equity financing in which it sells Common Stock or Preferred Stock in a transaction that does not constitute a Qualified Financing, then the note holder has the option to treat such equity financing as a Qualified Financing on the same terms set forth above;

- Upon the earlier to occur of (i) the closing of the sale of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act resulting in at least $5,000,000 of gross proceeds, (ii) the date on which the Company's Common Stock is listed on a national stock exchange, including without limitation, NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding notes, then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the consummation of the event described above; and

- The entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the conversion (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes) as soon a reasonably practicable following the maturity date.

In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 converted into 49,997 shares of Common Stock. As of December 31, 2023, the outstanding balance of these notes was $229,164, consisting of principal of $213,010, net of unamortized debt issuance cost of $4,980 and an accrued interest balance of $21,134.

Interest expense on the notes totaled $7,667 and $16,711 for the year ended December 31, 2024 and 2023, respectively, and the Company recorded amortization of debt discount in the amount of $4,980 and $5,207 during the year ended December 31, 2024 and 2023, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License agreements:

	December 31, 2024	December 31, 2023
International license agreement	$ 450,008	$ 450,008
Total license agreements	450,008	450,008
Less accumulated amortization	(156,365)	(133,865)
	$ 293,643	$ 316,143

In November 2017, the Company executed a license agreement with a foreign entity to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to the Company's OneTest in exchange for $150,000 of certain up-front fees and $300,008 in Common Stock and ongoing royalty fees. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid and the $300,000 in Common Stock as an Intangible Asset – License fee. It was determined at the execution of the license agreement that the technological foundation of the OneTest Standard product could be used to develop other revenue generating products, and as such, the fees were capitalized. Specifically, at acquisition, the Company identified multiple specific applications beyond the initial OneTest product development, including integration with the Company's existing diagnostic platform to enhance sensitivity and specificity metrics, application of the core technology in at least two additional planned diagnostic products for different disease markers and adaptation of the underlying algorithms for use in the Company's planned improvements to OneTest. The Company's technical assessment completed in December 2017 confirmed that the technology's modular architecture allows for adaptation across multiple biological testing environments as the technology includes foundational patents covering methodologies applicable to multiple diagnostic applications not limited to the initial use.. The Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. The Company has amortized the license agreement over the term amounting to an accumulative amortization of $156,365 and $133,865 as of December 31, 2024 and 2023, respectively. Amortization expense was $22,500 and $24,786 for the years ended December 31, 2024 and 2023.

In August 2022, the Company entered into a three-year agreement to obtain and secure an exclusive license to certain multi-cancer diagnostic testing technology that incorporates additional biomarkers not currently part of the Company's OneTest. This product once validated will be marketed as OneTest Premium. In addition to OneTest Premium, the license agreement provides access to other technology for tests that assess various chronic diseases such as immune function, cardiovascular function and diabetic propensity that utilizes measurement of additional biomarkers. As of December 31, 2022, in accordance with ASC 730-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid along with an additional $56,509 in equipment validation materials in other asset and was recognized as research and development costs upon completion of the validation study as of December 31, 2023.The initial up-front license fee of $150,000 will be amortized through the recognition of royalty fees incurred on each sale and is included within the other assets on the accompanying balance sheet. Upon validation, the Company will recognize future per-test royalty fees in the range of $12 – $25 per test.

On January 6, 2023, the Company entered into an option agreement to license certain proprietary technology from a leading cancer research institute for their in vitro diagnostics in the field of lung cancer blood-based predisposition evaluation tool. The initial six-month option costs the Company $70,000 and a portion of the patent fees. The agreement provides the potential for an exclusive license to the technology upon achievement of certain financing and partnership goals that need to be accomplished by early July 2023. The option agreement provides for up to three one-month extensions if needed upon mutual consent and additional option fees of $10,000 for each month extended. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $70,000 in up-front option fee paid as an Intangible Asset – License fee since the technology once licensed will be deemed to provide a future benefit in its use to the Company by way of potential sales of LungSpot-lung cancer test. The initial up-front license fee of $70,000 will be amortized over the life of the final license agreement once finalized or expensed if a final agreement is not consummated. The agreement was not extended on July 6, 2023 and as a result, the $70,000 upfront fee was expensed to research and development costs as there was not alterative use for the license fee paid.

NOTE 9 – STOCKHOLDERS' EQUITY

On July 18, 2023, the Company filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, pursuant to which the authorized Common Stock was increased from 25,000,000 shares to 50,000,000 shares and the authorized Preferred Stock was increased from 10,000,000 shares to 20,000,000 shares.

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the "Designated Preferred Stock"). In addition, 936,329 shares have been designated as Series D Preferred Stock. Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank *pari passu* to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company's board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company's board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company's assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company's technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company's certificate of incorporation, as amended. For purposes hereof, "excluded securities" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof (c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company's business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of December 31, 2024 and 2023, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series A-1 Preferred Stock

As of December 31, 2024 and 2023, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series A-2 Preferred Stock

As of December 31, 2024 and 2023, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series B Preferred Stock

As of December 31, 2024 and 2023, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series C Preferred Stock

As of December 31, 2024 and 2023, there were 1,204,040 shares of Series C Preferred Stock issued and outstanding. No shares of Series C Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series D Preferred Stock

On June 7, 2024, the Company filed a Certificate of Designation to establish the terms of its Series D Preferred Stock. Following is a summary of the terms of the Series D Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Series D Preferred Stock rank *pari passu* to the Designated Preferred Stock and senior to the Common Stock.

Voting Rights. The Series D Preferred Stock shall not have any voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as otherwise provided by applicable law. Notwithstanding the foregoing, so long as at least twenty-five percent (25%) of the Series D Preferred Stock remains outstanding, in addition to any other vote or consent of stockholders required by law or the Certificate of Designation, the vote or consent of the holders of at least a majority of all shares of the Series D Preferred Stock then outstanding and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) any amendment, alteration or repeal of any provision of the Certificate of Designation, the Company's Certificate of Incorporation or its Bylaws or otherwise alter or change any right, preference or privilege of the Series D Preferred Stock in a manner adverse to the Series D Preferred Stock, or (ii) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Company's assets.

Conversion Rights. Each share of Series D Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Series D Preferred Stock is currently one share of Common Stock for each share of Series D Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Series D Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Series D Preferred Stock and Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Series D Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock and *pari passu* with the Designated Preferred Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series D Preferred Stock have a liquidation preference of $5.34 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Series D Preferred Stock and Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Series D Preferred Stock and Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Series D Preferred Stock and Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company's assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company's technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

<u>Dividends</u>. The Series D Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Series D Preferred Stock and Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Series D Preferred Stock, Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Series D Preferred Stock shall receive Distributions *pari passu* with the holders of Designated Preferred Stock and the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Series D Preferred Stock and Designated Preferred Stock.

<u>Redemption</u>. Shares of each series of Series D Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Series D Preferred Stock, voting as a separate class.

During the year ended December 31, 2024, the Company issued 62,441 shares of Series D Preferred Stock for gross proceeds of $333,326 and stock receivable of $28,734 resulting in net proceeds of $293,333.

Common Stock

As of December 31, 2024 and 2023, there were 4,823,125 and 4,773,128 shares of Common Stock and outstanding, respectively.

In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 of the converted notes described above was converted into 49,997 shares of Common Stock.

During the year ended December 31, 2023, the Company issued 8,317 shares of Common Stock upon the exercise of warrants for proceeds of $583.

Stock Options

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the "2022 Plan"), which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued under the 2022 Plan.

On November 1, 2024, the Company issued an officer a non-qualified stock option for the purchase of 120,000 shares of Common Stock at an exercise price of $2.55 per share under the 2022 Plan, which vested immediately. Management determines the value of options granted using a recent arm's length Common Stock transaction and the Black-Scholes option pricing model. The fair value of the stock option was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 84.6%; risk free rate 3.67%; estimated term five years for a total fair market value of $440,496.

On July 1, 2024, the Company issued non-qualified stock options for the purchase of an aggregate of 645,000 shares of Common Stock at an exercise price of $2.55 per share under the 2022 Plan, of which (i) 50,000 options issued to certain employees and officers vested 50% upon the date of grant and the remainder vest over 24 months, (ii) 440,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, (iii) 5,000 options issued to an employee vested immediately, and (iv) 150,000 options to certain directors vest over a term of one year. Management determines the value of options granted using a recent arm's length Common Stock transaction and the Black-Scholes option pricing model. The fair value of the stock options was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.5% to 84.7%; risk free rate: 4.44% to 5.48%; estimated term of five to six years for a total fair market value of $2,472,200.

On January 1, 2023, the Company issued non-qualified stock options for the purchase of an aggregate of 1,485,000 shares of Common Stock at an exercise price of $1.74 per share, which represented the fair market value of the Company's Common Stock on date of grant, under the 2022 Plan, which 1,155,000 options issued to certain employees and officers vest 50% upon the date of grant and the remainder vest over 24 months, 210,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, and 120,000 options to certain directors that vest over a term of one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.7% to 92.7%; risk free rate: 3.99% to 4.73%; estimated term of five and ½ to seven years for a total fair market value of $1,862,400.

On April 1, 2023, the Company issued a non-qualified stock option for the purchase of 50,000 shares at an exercise price of $1.74 per share to an officer under the 2022 Plan which vests 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 82.8%; risk free rate 3.6%; estimated term seven years for a total fair market value of $66,000.

With the assistance of third parties, the Company determined the fair market value of its Common Stock underlying the stock options comparing a market approach through analysis of comparable public companies and a venture funding approach taking into account the senior terms of the Company's Preferred Stock as compared to the Common Stock to arrive at a fair market value per share estimate for a common share attributable to the 2023 stock options issuances. Once calculated, the Company applied a discount of 27% to account for the lack of marketability.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method because it has insufficient history upon which to base an assumption about the terms, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

During the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation of $1,751,098 and $1,303,952, respectively, which is an expense of $81,068 and $82,941 in cost of revenues, $1,245,963 and $892,332 in the sales, general and administrative expenses, $424,067 and $328,679 in research and development, respectively. As of December 31, 2024, there was approximately $1,656,533 of total unrecognized share-based compensation related to unvested stock options, which the Company expects to recognize over approximately three years.

A summary of the incentive stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2022	21,362	$ 4.50	0.83
Granted	-	-	-
Exercised	-	-	-
Expired	(21,362)	4.50	-
Options outstanding, December 31, 2023	-	$ -	-
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-
Options outstanding, December 31, 2024	-	$ -	-
Options exercisable, December 31, 2024	-	$ -	-

There is no remaining unvested expense related to these stock options.

A summary of the Company's non-qualified stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2022	927,415	$ 1.08	7.72
Granted	1,535,000	1.74	10.0
Exercised	-	-	-
Forfeited	(68,000)	1.66	-
Expired	-	-	-
Options outstanding, December 31, 2023	2,394,415	$ 1.48	8.14
Granted	765,000	2.55	-
Exercised	-	-	-
Forfeited	(179,555)	1.50	-
Expired	-	-	-
Options outstanding, December 31, 2024	2,979,860	$ 1.72	7.78
Options exercisable, December 31, 2024	2,374,860	$ 1.55	7.42

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for years ended December 31, 2024 and 2023:

	2024	2023
Exercise price	2.55	$1.73
Share price	4.81	$1.74
Volatility	79.5% - 80.1	79.7% -92.7%
Risk-free interest rate	3.6% - 5.48	3.6% - 4.73%
Dividend yield	0.0	0.0%
Expected term	5.0 to 6.1 years	5.5 to 7.0 years

Warrants

A summary of the Company's warrant activity is as follows:

	Warrants		Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Warrants outstanding, December 31, 2022	72,493	$	1.02	2.63
Granted	-		-	-
Exercised	(8,317)		0.01	-
Forfeited/Expired	(17,083)		0.01	-
Warrants outstanding, December 31, 2023	47,093	$	1.56	2.70
Granted	-		-	-
Exercised	-		-	-
Forfeited/Expired	(31,997)		0.01	-
Warrants outstanding, December 31, 2024	15,096	$	4.84	6.02
Warrants exercisable, December 31, 2024	15,096	$	4.84	6.02

NOTE 10 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, four board members invested a total amount of $50,000 in the Series D Preferred Stock offering.

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years' experience with clinical lab operations, to oversee the Company's laboratory information systems and patient/physician portals. During the years ended December 31, 2024 and 2023, the Company paid $62,070 and $101,978, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $40,650 and $31,050 in 2024 and 2023 to this organization, respectively.

NOTE 11 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2024 and 2023:

	2024		2023	
Current provision for income taxes	$	-	$	-
Deferred income tax benefit		-		-
Total provision for income taxes	$	-	$	-

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2024		2023	
Expected federal tax (expense) benefit	$	1,076,600	$	1,342,200
Expected state tax (expense) benefit		423,000		527,300
Nondeductible expenses and other		(540,500)		(416,700)
(Increase) decrease in valuation allowance		(959,100)		(1,452,800)
Total provision for income taxes	$	-	$	-

The major components of the deferred taxes are as follows at December 31, 2024 and 2023:

	2024	2023
Account receivable, net	$ 8,600	$ 7,400
Accumulated depreciation	(1,500)	(1,500)
Intangible assets, net	(69,300)	(69,300)
Accrued expenses	114,900	62,100
Net operating loss	6,982,200	6,077,100
Deferred tax asset valuation allowance	(7,034,900)	(6,075,800)
	$ -	$ -

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia, and Pennsylvania. Based on federal tax returns filed or to be filed through December 31, 2024, the Company had available approximately $23.9 million in U.S. tax net operating loss carryforwards which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2020, however, carryforward losses for years beginning in 2018 have no expiration. State net operating loss carryforwards through December 31, 2024 are approximately $23.9 million and have begun to expire in 2020. There is a full valuation allowance as of December 31, 2024 and 2023 which may be reversed in future periods at a point when the Company can make the determination that the recoverability will be probable. The valuation allowance for deferred tax assets increased and decreased by approximately $959,100 and $1,452,800 during the years ended December 31, 2024 and 2023, respectively.

The United States Federal and applicable state returns from 2018 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 30, 2025, the issuance date of these financial statements.

Participation Agreement

On January 6, 2025, the Company entered into a participation agreement and an amended and restated statement of work No. 2. with Ahold Delhaize USA Services LLC, an affiliate of Giant of Maryland, LLC ("Giant Food"), the largest supermarket chain in the Washington, D.C. region. The participation agreement provides that the Company shall provide certain services as set forth in one or more statements of work. Pursuant to the amended and restated statement of work No. 2, the Company agreed to provide OneTest Standard and OneTest Premium testing to Giant Food customers at certain participating locations. The Company agreed to pay Giant Food $35 per individual participant. The participation agreement is for a term of three (3) months and will be reassessed for renewal for additional three (3) month terms on each anniversary of the effective date. Either party may terminate the participation agreement upon thirty (30) days' written notice.

Private Placement of Convertible Notes

In January 2025, the Company commenced a private placement of convertible promissory notes. To date, the Company has issued notes in the aggregate principal amount of $70,000 for gross proceeds of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into Common Stock as follows:

- If the Common Stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of Common Stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

- If the Company consummates a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (a "Qualified Financing"), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of Common Stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

- If the Company consummates an equity financing pursuant to which it sells shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

License Agreement

On February 14, 2025, the Company entered into a license agreement with Connecting Health Innovations ("CHI"), pursuant to which the Company was granted an exclusive license in North America for the data, algorithms, programs, software and intellectual property rights developed by Dr. Hébert or others employed by or under contract with CHI for which CHI has intellectual property rights that calculates or displays, for individuals who inflammatory biomarker levels have been measured, (i) a numerical score associated with chronic inflammation that is calculated based on the biomarker levels, and (ii) specific dietary changes that can be made to lower inflammatory biomarker levels and associated risk for multiple chronic diseases. The license is limited to use in connection with clinical laboratory tests for the levels of biomarkers of inflammation and does not include stand-alone portals, websites, apps, or software that are not integrated or marketed with a clinical laboratory test. In exchange for the license, the Company agreed to pay CHI (i) a license fee of $30,000 payable within ten (10) business days of incorporation of the licensed subject matter into the Company's laboratory information statement and (ii) royalties in the amount of ten percent (10%) of net sales of OneTest for Longevity. The term of the license is for three (3) years and may be terminated by the Company upon thirty (30) days' notice; provided that either party may terminate the license immediately in the event of a material beach if such breach is not cured within thirty (30) days of written notice thereof.

Merger Agreement

On April 11, 2025, the Company entered into an agreement and plan of merger with Longevity Health Holdings, Inc., a Delaware corporation ("Longevity"), and Longevity Health Biomarkers, Inc., a Delaware corporation and a wholly owned subsidiary of Longevity ("Merger Sub"), and Jonathan Cohen, as the stockholder representative (the "Stockholder Representative"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the agreement and plan of merger, Merger Sub will merge with and into the Company (the "Merger"), with the Company continuing as a wholly owned subsidiary of Longevity and the surviving company of the Merger.

Subject to the terms and conditions of the agreement and plan of merger, at the effective time of the Merger, each then-outstanding share of the Company's Common Stock and each then-outstanding share of each series of the Company's Preferred Stock will be converted into, and become exchangeable for, the right to receive (a) a number of shares of Longevity's common stock, par value $0.0001 per share (the "Longevity Common Stock"), based on a ratio calculated in accordance with the agreement and plan of merger and (b) the contingent right value right to be issued by Longevity, representing the contractual right to receive a pro rata portion of up to 12,082,313 additional shares of Longevity Common Stock upon the achievement of the earnout milestones to be agreed upon by the parties on or before May 26, 2025, in accordance with the agreement and plan of merger and a contingent value rights agreement to be entered into at the closing of the transactions completed by the agreement and plan of merger among Longevity, an exchange agent to be mutually agreed upon by the Company, Longevity, and the Stockholder Representative.

The closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn, (ii) no law or order preventing the Merger and the other transactions contemplated by the agreement and plan of merger, (iii) the required approvals by each respective party's stockholders, (iv) the executed Lock-Up Agreements (as defined in the agreement and plan of merger) having been delivered to the Company and Longevity, respectively, (v) the shares of Longevity Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on the Nasdaq Stock Market, (vi) the completion of the Concurrent Financing (as defined below), (vii) each party's satisfaction of the Due Diligence Contingency (as defined in the agreement and plan of merger) and (viii) the parties' mutual agreement on the post-closing management and board composition and compensation.

Pursuant to the agreement and plan of merger, prior to or concurrently with the closing, Longevity will consummate a financing through the sale of its securities (the "Concurrent Financing") to raise minimum gross proceeds of $4,000,000 (including only up to $2,000,000 of debt) on such terms as mutually agreed to by the Company and Longevity. The proceeds from the Concurrent Financing shall be used, among other things, for working capital and general corporate purposes.

The agreement and plan of merger contains customary representations, warranties and covenants made by the Company and Longevity, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Longevity, indemnification of directors and officers, and the Company's and Longevity's conduct of their respective businesses between the date of signing the agreement and plan of merger and the date of the closing.

In connection with the Merger, Longevity will prepare and file with the Securities and Exchange Commission a combined registration statement on Form S-4 registering the Longevity Common Stock to be issued to the Company's stockholders in the Merger (the "Registration Statement"), and a proxy statement with respect to the meeting of Longevity's stockholders.

The agreement and plan of merger contains certain termination rights, including, among others, (i) the mutual written consent of the parties, (ii) the right of either party to terminate the agreement and plan of merger if the Merger shall not have been consummated by September 30, 2025 (the "End Date"), (iii) the right of either party to terminate the agreement and plan of merger if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated by the agreement and plan of merger, (iv) the right of Longevity to terminate the agreement and plan of merger if approval of the Company's stockholder is not obtained within two business days of the Registration Statement becoming effective, (v) the right of either party to terminate the agreement and plan of merger if Longevity's stockholders fail to approve the issuance of Longevity Common Stock to the Company's stockholders, (vi) the right of Longevity to terminate the agreement and plan of merger, at any time prior to obtaining stockholder approval, upon the occurrence of a Company Triggering Event (as defined in the agreement and plan of merger) (vii) the right of the Company to terminate the agreement and plan of merger, at any time prior to obtaining stockholder approval, upon the occurrence of a Parent Triggering Event (as defined in the agreement and plan of merger), (viii) the right of either party to terminate the agreement and plan of merger due to a breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, (ix) the right of the Company to terminate the agreement and plan of merger if Longevity fails to satisfy any of the Company Special Conditions (as defined in the agreement and plan of merger) on or before May 26, 2025, and (x) the right of either party to terminate the agreement and plan of merger if on or before May 26, 2025, such party determines that the Due Diligence Contingency will not be satisfied. The agreement and plan of merger further provides that, upon termination of the agreement and plan of merger under certain circumstances, Longevity may be obligated to pay the Company a termination fee of $2 million, including (i) upon termination by the Company if either (a) the Merger has not been consummated by the End Date or (b) Longevity's stockholders fail to approve the issuance of Longevity Common Stock to the Company's stockholders (but, in each such case, only if the Company would have had the right to terminate for a Parent Triggering Event), (ii) upon termination by the Company for a Parent Triggering Event, and (iii) upon termination by Longevity if it determines that the Due Diligence Contingency will not be satisfied on or before May 26, 2025 in the absence of a Company Material Adverse Event (as defined in the agreement and plan of merger).

Additional Closing of Series D Preferred Stock Offering

During period January 1 through March 7, 2025, the Company issued 39,124 shares of Series D Preferred Stock for gross proceeds of $208,835 including $28,734 of subscription receivable at December 31, 2024.